                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration No. 333-23369

PROSPECTUS SUPPLEMENT
DATED JUNE 16, 2000

(To Prospectus dated April 18, 2000)


                         NOTIFY TECHNOLOGY CORPORATION

                       1,600,000 Shares of Common Stock
                            _______________________



     This Prospectus Supplement together, with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities.

     The following information is added to the Prospectus:

PART I.  FINANCIAL INFORMATION (unaudited)

     Item 1. Financial Statements

                         NOTIFY TECHNOLOGY CORPORATION
                                 BALANCE SHEET

                                                                        March, 2000
                                                                        (unaudited)
                                                                     ----------------
Assets
Current assets:
  Cash and cash equivalents............................................    $  2,226,688
  Accounts receivable..................................................       1,119,594
  Inventories..........................................................         693,895
  Prepaid assets.......................................................          50,403
                                                                           ------------
Total current assets...................................................       4,090,580
Property and equipment, net............................................         255,171
Other assets...........................................................          42,260
                                                                           ------------
Total assets...........................................................    $  4,388,011
                                                                           ============
Liabilities and shareholders' equity Current liabilities:
  Accounts payable.....................................................    $    567,617
  Accrued liabilities..................................................         681,471
                                                                           ------------
Total current liabilities..............................................       1,249,088
Shareholders' equity:
  Common stock.........................................................           4,878
  Additional paid-in capital...........................................      13,735,381
  Retained earnings....................................................     (10,601,336)
                                                                           ------------
Total shareholders' equity.............................................       3,138,923
                                                                           ------------
Total liabilities and shareholders' equity.............................    $  4,388,011
                                                                           ============

See accompanying notes to unaudited financial statements

                         NOTIFY TECHNOLOGY CORPORATION
                           STATEMENTS OF OPERATIONS



                                                   Three-Month Periods Ended             Six-Month Periods Ended
                                                             March 31,                            March 31,
                                             -----------------------------------      --------------------------------
                                                     2000               1999                2000               1999
                                             -----------------------------------      --------------------------------
                                                       (Unaudited)                            (Unaudited)
Product sales.........................         $1,684,603         $  280,510         $ 2,754,281        $   506,854
Cost of sales.........................          1,287,101            168,906           2,022,546            281,206
                                               ----------         ----------         -----------        -----------
Gross profit..........................            397,502            111,604             731,735            225,648
Operating expenses:
  Research & development..............            340,537            294,011             719,573            621,385
  Sales and marketing.................            343,601            170,305             661,987            357,294
  General and administrative..........            421,407            258,339             784,668            484,627
                                               ----------         ----------         -----------        -----------
Total operating expenses..............          1,105,545            722,655           2,166,228          1,463,306
                                               ----------         ----------         -----------        -----------
Loss from operations..................           (708,043)          (611,051)         (1,434,493)        (1,237,658)
Other (income) and expense, net.......            (13,592)           (17,132)            (40,193)           (37,908)
                                               ----------         ----------         -----------        -----------
Net loss..............................         $ (694,451)        $ (593,919)        $(1,394,300)       $(1,199,750)
                                               ==========         ==========         ===========        ===========
Basic and diluted net loss per share..         $    (0.20)        $    (0.23)        $     (0.40)       $     (0.49)
                                               ==========         ==========         ===========        ===========
Weighted average shares outstanding...          3,553,612          2,586,004           3,492,949          2,440,715
                                               ==========         ==========         ===========        ===========

See accompanying notes to unaudited financial statements

                         NOTIFY TECHNOLOGY CORPORATION
                           STATEMENTS OF CASH FLOWS



                                                                           Six-Month Periods Ended March 31,
                                                                      ------------------------------------------
                                                                            2000                      1999
                                                                      ------------------------------------------
                                                                                     (Unaudited)
Cash Flows used in operating activities:
Net loss..................................................               $(1,394,300)              $(1,199,750)
Adjustments to reconcile net loss to cash used in
   Operating activities:
      Depreciation and amortization.............................              98,056                    73,717
   Changes in operating assets and activities:
      Accounts receivable.......................................            (442,562)                  (57,744)
      Inventories...............................................            (159,428)                 (256,544)
      Accounts payable..........................................             148,200                   (69,217)
      Accrued liabilities.......................................             151,727                   121,081
      Other current assets......................................              76,970                    36,596
                                                                         -----------               -----------
Net cash used in operating activities.....................                (1,521,337)               (1,351,861)
                                                                         -----------               -----------
Cash flows used in investing activities:
   Expenditures for property & equipment.....................                (70,147)                  (31,817)
Cash flows provided by financing activities:
   Proceed from issuance of common stock.....................                     --                 3,060,000
   Proceeds from exercise of options and warrants............              1,696,419                     3,384
   Repayments of notes receivable from shareholders..........                     --                     3,750
                                                                         -----------               -----------
Net cash provided by financing activities.................                 1,696,419                 3,067,134
                                                                         -----------               -----------
Net increase in cash and cash equivalents.................                   104,935                 1,683,456
Cash and cash equivalents at beginning of period..........                 2,121,753                 2,117,613
                                                                         -----------               -----------
Cash and cash equivalents at end of period................               $ 2,226,688               $ 3,801,069
                                                                         ===========               ===========

See accompanying notes to unaudited financial statements

Notify Technology Corporation

Notes To The Financial Statements (Unaudited)

     1.  Basis Of Presentation

     The accompanying unaudited financial statements of Notify Technology Corporation (referred to as "we", "us" and "our" unless the context otherwise requires) have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions of Regulation S-B Item 310(b) and Article 10 of Regulation S-X. The balance sheet as of March 31, 2000, and the statements of operations for the three-month and six-month periods ended March 31, 2000 and 1999 and the statements of cash flows for the six-month period ended March 31, 2000 are unaudited but include all adjustments (consisting only of normal recurring adjustments), which we consider necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Although we believe that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information normally included in financial statements and related footnotes prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The accompanying financial statements should be read in conjunction with the financial statements and notes thereto included in our Annual Report on Form 10-KSB for the year ended September 30, 1999.

     Results for any interim period are not necessarily indicative of results for any other interim period or for the entire year.

     2.  Net Loss Per Share

     Net loss per share is computed using the weighted-average number of shares of common stock outstanding during the periods presented. Potential common shares are excluded from the computation as their effect is antidilutive in accordance with the Financial Accounting Standards Board Statement No. 128, "Earnings per Share" (SFAS 128), SFAS 128. The weighted average number of common shares used in the net loss per share calculation was reduced by the common stock and common stock equivalents placed in escrow in connection with the our initial public offering.

     3.  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     4.  Cash Equivalents

     Cash equivalents consist mainly of money market funds. As of March 31, 2000, we had no material investments in debt or equity securities.

Notify Technology Corporation

     5.  Inventories

     Inventories consist principally of raw materials and subassemblies, which are stated at lower of cost (first-in, first-out) or market.

                                                                  March 31,
                                                                    2000
                                                                -------------
               Raw Materials................................      $155,089
               Work In Process..............................       321,502
               Finished Goods...............................       217,304
                                                                  --------
                                                                  $693,895
                                                                  ========

Notify Technology Corporation

     6.  Income Taxes

     Due to our loss position, there was no provision for income taxes for the three-month and six-month periods ended March 31, 2000 and 1999.

     7.  Shareholders Equity

     On October 12, 1999, we received proceeds of $1,121,760 from the exercise of warrants to purchase 311,600 shares of common stock and on February 16, 2000, we received proceeds of $560,880 from the exercise of warrants to purchase 155,800 shares of common stock.

     On February 23, 2000, the shareholders of the Company voted to add 500,000 shares for issuance under the 1997 Stock Plan.

     8.  New Accounting Pronouncements

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met in order to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Although we have not fully assessed the impact of adopting SAB 101 on our financial position and results of operations in 2000 and thereafter, we do not expect the effect, if any, to be material.

     Item 2. Management's Discussion and Analysis Of Financial Condition and Results of Operations:

     The following discussion should be read in conjunction with the unaudited financial statements and notes thereto included in Part I - Item 1 of this Quarterly Report and the audited financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-KSB for the year ended September 30, 1999.

Notify Technology Corporation

Results of Operations

     Three-Month Periods Ended March 31, 2000 and 1999

     Revenue consists of gross revenue less product returns. Sales of the Call Manager product, which began shipping in the third quarter of fiscal 1999, represented 76% of our revenue in the three month period ended March 31, 2000. Sales of the Centrex Receptionist represented 14% of our revenue in the three month period ended March 31, 2000 compared to 58% in the three month period ended March 31, 1999. Sales of the MessageAlert represented 1% of our revenue in the three month period ended March 31, 2000 compared to 35% in the three month period ended March 31, 1999. Revenue for the three month period ended March 31, 2000 increased to $1,684,603 from $280,510 for the three month period ended March 31, 1999. Revenue was up from the previous year due to increased sales of the Call Manager product line and, to a lessor extent, growth in Centrex Receptionist sales. Sales to telephone companies were 91% and 87% of revenue for the three-month periods ended March 31, 2000 and 1999, respectively. One customer accounted for 16% and 56% of sales in the three month periods ended March 31, 2000 and 1999, respectively. Two other customers accounted for 40% and 25% of sales in the three month period ended March 31, 2000.

     Most of the Call Manager revenue in the three-month period ended March 31, 2000 was derived from telephone company promotional programs utilizing the Call Manager product as a customer acquisition device. Conversely, most of the revenue from the Centrex Receptionist came from continuing, non-promotional telephone company programs resulting in more consistent sales. As the timing and size of promotional programs using our Call Manager products is uncertain, we anticipate we will continue to experience substantial variances in quarterly revenue.

     Cost of sales consists primarily of the cost to manufacture our products. Cost of sales increased to $1,287,101 in the three month period ended March 31, 2000 from $168,906 for the three month period ended March 31, 1999. This increase was the result of increased sales of the Call Manager product line.

     Our gross margin performance decreased to 23.6% in the three month period ended March 31, 2000 compared to 39.8% in the three month period ended March 31, 1999. This decline occurred because the Call Manager product constituted an increased proportion of our sales in the three month period ended March 31, 2000. The Call Manager product has significantly lower margins than the Centrex Receptionist due to competitive pressures and is sold in much higher volumes. The Call Manager is also manufactured off-shore and higher shipping costs occur as a result.

     Research and development expense consists primarily of personnel costs, testing expense, contract engineering expense and supply expenses. Research and development expense increased to $340,537 for the three month period ended March 31, 2000 from $294,011 for the three month period ended March 31, 1999. Research and development cost increases in the three month period ending March 31, 2000 reflect the growth of our staff that supports the Got Mail product development.

     Sales and marketing expense consists primarily of personnel costs, show expense, travel costs and sales commissions related to our sales and marketing efforts. Sales and marketing costs increased to $343,601 for the three month period ended March 31, 2000 from $170,305 for the three month period ended March 31, 1999. Salaries increased due to the addition of a Vice President of Sales and a Vice President of Marketing and an increase in the size of the customer service department. We have been expanding our

Notify Technology Corporation
ability to manage the rollout of the Got Mail product line and to provide better support for the growing Call Manager and Centrex Receptionist product lines. We also made a larger investment in promoting our products at the Consumer Electronics Show held in Las Vegas in January 2000.

     General and administrative expense consists of general management and finance personnel costs, occupancy expense, investor and public relations costs, accounting expense and legal expense. General and administrative expenses increased to $421,407 for the three month period ended March 31, 2000 from $258,339 for the three month period ended March 31, 1999. The increase is primarily due to increased public and investor communication efforts and additional space costs to establish our Ohio facility.

     Six-Month Periods Ended March 31, 2000 and 1999

     Sales of the Call Manager represented 66% of our revenue in the six month period ended March 31, 2000 compared to no sales in the six month period ended March 31, 1999. Sales of the MessageAlert represented 1% of our revenue in the six month period ended March 31, 2000 compared to 35% in the six month period ended March 31, 1999. Sales of the Centrex Receptionist represented 16% of our revenue in the six month period ended March 31, 2000 compared to 65% in the six month period ended March 31, 1999. Revenue for the six month period ended March 31, 2000 increased to $2,754,281 from $506,854 for the six month period ended March 31, 1999. Revenue was up from the previous year due to telephone company caller-id promotions utilizing the our Call Manager product. Sales to telephone companies consisted of 92% and 87% of revenue for the six month periods ended March 31, 2000 and 1999, respectively. In addition, four customers accounted for 25%, 25%, 21% and 11% of sales in the six month period ended March 31, 2000 and two customers accounted for 69% and 9% of sales in the six month period ended March 31, 1999.

     Cost of sales increased to $2,022,546 in the six month period ended March 31, 2000 from $281,206 for the six month period ended March 31, 1999. This increase was the result of increased sales of the Call Manager product line. Our gross margin performance decreased to 26.6% in the six month period ended March 31, 2000 compared to 44.5% in the six month period ended March 31, 1999. This decline was the result of lower gross margins associated with volume pricing of the Call Manager product line that constituted a major portion of the increased revenue.

     Research and development expense increased to $719,573 for the six month period ended March 31, 2000 versus $621,385 for the six month period ended March 31, 1999. An increase in software design staff to develop and launch the Visual Got Mail product line was the major cause of the increase in the six month period ended March 31, 2000. This was offset by reduced spending on outside consultants and hardware development materials in the six month period ended March 31, 2000 versus the hardware deployment expenses that occurred in the six month period ended March 31, 1999.

     Sales and marketing costs increased to $661,987 for the six month period ended March 31, 2000 compared to $357,294 for the six month period ended March 31, 1999 due to an increase in personnel for customer service and the hiring of a Vice President of Sales and a Vice President of Marketing. Part of the increase was also due to an increased investment in the Consumer Electronics Show (CES) in January 1999.

     General and administrative expenses increased to $784,668 for the six month period ended March 31, 2000 from $484,627 for the six month period ended March 31, 1999. The most significant cause of this change was increased spending on investor public relations. Additional increases occurred in space costs, salary, depreciation and recruiting.

Notify Technology Corporation

Liquidity and Capital Resources

     Cash used in operating activities decreased to $1,521,337 for the six month period ending March 31, 2000 from $1,351,861 for the six month period ending March 31, 1999. Cash used in operating activities for the six month period ending March 31, 2000 was primarily related to operations and an increase of Accounts Receivable generated by the increase in sales.

     Cash provided by financing activities relate primarily to the proceeds of $1,682,640 from the exercise of warrants to purchase 467,400 shares of common stock during the six month period ended March 31, 2000.

     We believe research and development spending will continue at or above the current level as improvement and further development of existing and new products continues. We also anticipate that sufficient funds will be available from cash, cash equivalents, and operating activities to support the current level of operations through September 30, 2000. There can be no assurance that our new products will attain favorable market acceptance. If we are unable to attain certain goals, significant reductions in spending and the delay or cancellation of planned activities or more substantial restructuring of our organization may be necessary. In such an event, we intend to implement expense reduction plans in a timely manner to enable us to meet our cash requirements through at least September 30, 2000. These actions would have material adverse effects on our business, results of operations, and prospects.

Impact of the Year 2000 Issue

     No Y2K problems occurred as a result of passing into calendar year 2000. We have found no evidence of Y2K problems in our internal systems. No users of our products have yet notified us of any Y2K problems connected with the use of our products. No vendors have yet informed us any problems related to Y2K and deliveries of material to us has not been interrupted. Based on the currently available information, we do not believe the Year 2000 issue will have a material effect on our financial condition or results of operations.

Forward Looking Statements

     Statements in this report regarding product development efforts, capital resources, future business activities and Y2K compliance are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbors created thereby. These forward looking statements include, but are not limited to (1) our statement that sufficient funds will be available to support our current level of expenditures through September 30, 2000 and (b) our belief that the Year 2000 issue will not have a material effect on our financial condition or results of operations. Actual results could differ materially from these forward-looking statements as a result of the following factors: business conditions and growth in the telecommunications industry and general economics, both domestic and international; lower than expected customer orders and timing of actual orders; the timing and extent to which telephone companies adopt, initiate and promote programs involving the our products; competition from other suppliers of telephony adjunct devices; changes in product mix or distribution channels; technological difficulties and resource constraints encountered in developing new products; and additional factors discussed from time to time in our public reports filed with the Securities and Exchange Commission.